GEMMA L. DESCOTEAUX 214.969.4783/fax: 214.969.4343 gdescoteaux@akingump.com

May 8, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Affinion Group, Inc.
Registration Statement on Form S-4

Dear Ladies/Gentlemen:

On behalf of Affinion Group, Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, a Registration Statement on Form S-4 (the “Registration Statement”), covering (i) $304,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013 (“Senior Notes”) which will be offered by the Company in exchange for $304,000,000 aggregate principal amount of our outstanding 10 1/8% Senior Notes due 2013 which were issued in a private offering under Rule 144A and Regulation S and (ii) $355,500,000 aggregate principal amount of 11½% Senior Subordinated Notes due 2015 (“Senior Subordinated Notes”) which will be offered by the Company in exchange for $355,500,000 aggregate principal amount of our outstanding 11½% Senior Subordinated Notes due 2015 which were issued in a private offering under Rule 144A and Regulation S. The Company has transmitted $70,567 by wire transfer to pay the applicable registration fee determined pursuant to Rule 457 of the Securities Act.

At the request and on behalf of the Company we hereby advise the Securities and Exchange Commission pursuant to Rule 461(a) under the Securities Act that the Company (i) may hereafter orally request that the effective date of the Registration Statement be accelerated and (ii) is aware of its obligations under the Securities Act.

If any questions should arise in the course of your review of the enclosed Registration Statement, please call me at (214) 969-4783.

Sincerely,

/s/ Gemma L. Descoteaux
Gemma L. Descoteaux

Securities and Exchange Commission

May 8, 2006

Enclosures:

cc:	Todd H. Siegel, w/encls.
Executive Vice President and General Counsel
Affinion Group, Inc.
100 Connecticut Avenue
Norwalk, CT 06850